UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 6)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
STANLEY, INC.
(Name of Subject Company (Issuer))
CGI FAIRFAX CORPORATION
CGI FEDERAL INC.
CGI GROUP INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
854532108
(CUSIP Number of Class of Securities)

Claude Séguin	George Schindler	Joseph C. Figini, Esq.
CGI Group Inc.	CGI Federal Inc.	CGI Fairfax Corporation
1130 Sherbrooke Street West, 7th Floor	12601 Fair Lakes Circle	12601 Fair Lakes Circle
Montréal, Québec	Fairfax, Virginia 22033	Fairfax, Virginia 22033
Canada H3A 2M8	(703) 267-8101	(703) 267-8101
(514) 841-3200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert J. Grammig, Esq.	Robert Paré, Esq.	Benoit Dubé, Esq.
Holland & Knight LLP	Fasken Martineau DuMoulin LLP	CGI Group Inc.
100 North Tampa Street, Suite 4100	The Stock Exchange Tower	1130 Sherbrooke Street West, 7th Floor
Tampa, Florida 33602	P.O. Box 242, Suite 3700	Montréal, Québec
(813) 227-8500	Montréal, Québec	Canada H3A 2M8
	Canada H4Z 1E9	(514) 841-3200
(514) 397-7517
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$946,038,602.00	$67,452.55

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 23,611,018 shares of Stanley, Inc. common stock (based on 24,332,018 outstanding as of May 14, 2010, less 721,000 outstanding shares of restricted stock) multiplied by $37.50 per share, which is the offer price, plus (ii) $33,587,927, expected to be paid in connection with the cancellation of outstanding options, plus (iii) $27,037,500 expected to be paid in connection with cancellation of shares of restricted stock.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $67,452.55	Filing Party:	CGI Fairfax Corporation
CGI Federal Inc.
CGI Group Inc.
Form or Registration No.: Schedule TO	Date Filed: May 20, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) CGI Fairfax Corporation, a Delaware corporation (“CGI-Fairfax”) and a wholly owned subsidiary of CGI Federal Inc., a Delaware corporation (“CGI-US”), and an indirect wholly owned subsidiary of CGI Group Inc., a corporation organized under the laws of the Province of Québec, Canada (“CGI”), (ii) CGI-US, and (iii) CGI. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 20, 2010, as amended (together with all amendments and supplements, the “Schedule TO”), and relates to the offer by CGI-Fairfax to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares,” and each, a “Share”), of Stanley, Inc., a Delaware corporation, at a purchase price of $37.50 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 20, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal. The information in the Offer to Purchase, including all attachments thereto, is expressly incorporated into the Schedule TO by reference in response to all the items of Schedule TO, except that such information is hereby amended and supplemented as follows:
Item 1-11.
     The Schedule TO and the Offer to Purchase are amended and supplemented as set forth below.
     Adding the following text at the end of the first bullet point under the twelfth question of the Summary Term Sheet entitled “What are the most significant conditions to the Offer other than the Minimum Tender Condition?”:
     “On August 3, 2010, CGI, CGI-US and CGI-Fairfax and Stanley issued a press release announcing that CFIUS has concluded its investigation relating to CGI’s proposed acquisition of Stanley and determined that there are no unresolved national security concerns with the proposed acquisition. Additionally, DSS has approved a FOCI mitigation plan for Stanley’s business in connection with CGI’s proposed acquisition of Stanley.
     A determination by CFIUS that there are no unresolved national security concerns with respect to the transaction and approval by DSS of a FOCI mitigation plan to operate Stanley’s business satisfy two of the conditions of the previously announced $37.50 per share cash tender offer by CGI for all outstanding shares of Stanley. The parties now expect to proceed expeditiously to close the transaction and, among other things, have agreed to settle the previously disclosed purported class action lawsuit related to the proposed transaction and make certain additional information available to Stanley stockholders through an amendment to Stanley’s Solicitation/Recommendation Statement on Schedule 14D-9 that was filed with the Securities and Exchange Commission on August 2, 2010. The parties expect the transaction to close in mid-August 2010. A copy of the press release is filed as Exhibit (a)(5)(P) and is incorporated herein by reference. See ‘The Tender Offer – Section 16 – Certain Legal Matters; Regulatory Approvals.’”
     Adding the following text at the end of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals”:
     “On August 3, 2010, CGI, CGI-US and CGI-Fairfax and Stanley issued a press release announcing that CFIUS has concluded its investigation relating to CGI’s proposed acquisition of Stanley and determined that there are no unresolved national security concerns with the proposed acquisition. Additionally, DSS has approved a FOCI mitigation plan for Stanley’s business in connection with CGI’s proposed acquisition of Stanley.
     A determination by CFIUS that there are no unresolved national security concerns with respect to the transaction and approval by DSS of a FOCI mitigation plan to operate Stanley’s business satisfy two of the conditions of the previously announced $37.50 per share cash tender offer by CGI for all outstanding shares of Stanley. The parties now expect to proceed expeditiously to close the transaction and, among other things, have agreed to settle the previously disclosed purported class action lawsuit related to the proposed transaction and make certain additional information available to Stanley stockholders through an amendment to Stanley’s Solicitation/Recommendation Statement on Schedule 14D-9 that was filed with the Securities and Exchange Commission on August 2, 2010. The parties expect the transaction to close in mid-August 2010. A copy of the press release is filed as Exhibit (a)(5)(P) and is incorporated herein by reference.”
     Adding the following text to the Offer to Purchase after the first paragraph under the seventh question of the Summary Term Sheet entitled “How long do I have to decide whether to tender my Shares in the Offer?”:
     “On August 3, 2010, CGI, CGI-US and CGI-Fairfax issued a press release announcing that the Offer, which was scheduled to expire at 12:00 midnight, New York City time, on Monday, August 2, 2010, has been extended to 12:00 midnight, New York City time, on Monday, August 16, 2010, unless the Offer is further extended or earlier terminated. Based on information provided by the Depositary, as of the close of business on Monday, August 2, 2010, stockholders of Stanley had tendered and not validly withdrawn

2

approximately 19,148,251 Shares, representing approximately 79% of the Shares. A copy of the press release is filed as Exhibit (a)(5)(Q) and is incorporated herein by reference. See ‘The Tender Offer — Section 1 — Terms of the Offer.’”
     Adding the following text to the Offer to Purchase as the last paragraph in Section 1 of the Offer to Purchase entitled “Terms of the Offer”:
     “On August 3, 2010, CGI, CGI-US and CGI-Fairfax issued a press release announcing that the Offer, which was scheduled to expire at 12:00 midnight, New York City time, on Monday, August 2, 2010, has been extended to 12:00 midnight, New York City time, on Monday, August 16, 2010, unless the Offer is further extended or earlier terminated. Based on information provided by the Depositary, as of the close of business on Monday, August 2, 2010, stockholders of Stanley had tendered and not validly withdrawn approximately 19,148,251 Shares, representing approximately 79% of the Shares. A copy of the press release is filed as Exhibit (a)(5)(Q) and is incorporated herein by reference.”
     Adding the following text to the Offer to Purchase after the paragraph on page 42 captioned “ITAR”:
     “On August 3, 2010, CGI, CGI-US and CGI-Fairfax issued a press release announcing that CGI now expects to proceed expeditiously to close the transaction and, among other things, has agreed with Stanley to settle the previously disclosed purported class action lawsuit related to the proposed transaction and make certain additional information available to Stanley stockholders through an amendment to Stanley’s Solicitation/Recommendation Statement on Schedule 14D-9 that was filed with the Securities and Exchange Commission on August 2, 2010. CGI expects the transaction to close in mid-August 2010. A copy of the press release is filed as Exhibit (a)(5)(Q) and is incorporated herein by reference.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit	Exhibit Name
(a)(5)(P)	Joint Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation and Stanley, Inc. on August 3, 2010.

(a)(5)(Q)	Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on August 3, 2010.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CGI FAIRFAX CORPORATION

By:	/s/ George Schindler
Name: George Schindler
Title: President
Date: August 3, 2010

CGI FEDERAL INC.

By:	/s/ George Schindler
Name: George Schindler
Title: President
Date: August 3, 2010

CGI GROUP INC.

By:	/s/ David Anderson
Name: David Anderson
Title: Executive Vice-President and
Chief Financial Officer
Date: August 3, 2010

INDEX TO EXHIBITS

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated May 20, 2010, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9), incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(1)(C)	Notice of Guaranteed Delivery, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(1)(F)	Letter to Participants in Stanley, Inc. 401(k) and Employee Stock Ownership Plan, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(5)(A)	Joint Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation and Stanley on May 7, 2010, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 7, 2010.

(a)(5)(B)	Conference Call Presentation regarding the acquisition of Stanley, Inc. by CGI Group Inc. on May 7, 2010, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 7, 2010.

(a)(5)(C)	Presentation to Stanley, Inc. Employees on May 7, 2010, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 7, 2010.

(a)(5)(D)	Stanley, Inc. Merger with CGI Group Inc. Questions and Answers, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 7, 2010.

(a)(5)(E)	Transcript of Investor Conference Call held on May 7, 2010, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 7, 2010.

(a)(5)(F)	CGI Group Inc. Microsite Landing Page for Stanley, Inc. Employees, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 14, 2010.

(a)(5)(G)	CGI Group Inc. Employee Benefit Plans Questions and Answers, incorporated herein by reference to the Schedule TO-C filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 18, 2010.

(a)(5)(H)	Summary Newspaper Advertisement as published in The Wall Street Journal on May 20, 2010, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(5)(I)	Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(a)(5)(J)	Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 26, 2010, incorporated herein by reference to Amendment No. 1 to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 26, 2010.

(a)(5)(K)	Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on June 18, 2010, incorporated herein by reference to Amendment No. 3 to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on June 18, 2010.

(a)(5)(L)	CGI Group Inc. Questions & Answers Posted on the CGI Group Inc. Microsite for Stanley, Inc. Employees on July 9, 2010, incorporated herein by reference to Amendment No. 4 to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on July 9, 2010.

(a)(5)(M)	Quarterly CEO Podcast Posted on the CGI Group Inc. Microsite for Stanley, Inc. Employees on July 9, 2010, incorporated herein by reference to Amendment No. 4 to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on July 9, 2010.

Exhibit	Exhibit Name
(a)(5)(N)	CGI Group Inc. Microsite Landing Page for Stanley, Inc. Employees, updated on July 9, 2010, incorporated herein by reference to Amendment No. 4 to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on July 9, 2010.

(a)(5)(O)	Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on July 12, 2010, incorporated herein by reference to Amendment No. 5 to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on July 12, 2010.

(a)(5)(P)	Joint Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation and Stanley, Inc. on August 3, 2010.

(a)(5)(Q)	Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on August 3, 2010.

(b)	Amended and Restated Credit Agreement dated as of December 20, 2004, as amended and restated as of January 12, 2006, as further amended as of April 21, 2006, and September 15, 2006, and as further amended and restated as of August 10, 2007, among CGI Group Inc., as Cdn Borrower; CGI Technologies and Solutions Inc. as US Borrower; the Lenders set forth in Schedule “A” thereto, as Lenders; National Bank of Canada, as Administrative Agent; National Bank Financial Inc., J.P. Morgan Securities Inc., and Caisse Centrale Desjardins, as Lead Arrangers and Joint Book Runners; JPMorgan Chase Bank, N.A. and Caisse Centrale Desjardins, as Syndication Agents; and Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank, and Bank of America, N.A., as Documentation Agents, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(d)(A)	Agreement and Plan of Merger, dated as of May 6, 2010, by and among CGI Group Inc., CGI Federal Inc., CGI Fairfax Corporation and Stanley, incorporated herein by reference to the Form 6-K furnished by CGI Group Inc. to the SEC on May 7, 2010.

(d)(B)	Stockholders Agreement, dated as of May 6, 2010, by and among CGI Group Inc., CGI Federal Inc. and Philip O. Nolan, William E. Karlson, George H. Wilson, Gregory M. Denkler, Brian J. Clark, Scott D. Chaplin, and James H. Brabston, incorporated herein by reference to the Form 6-K furnished by CGI Group Inc. to the SEC on May 7, 2010.

(d)(C)	Non-Disclosure Agreement, dated February 23, 2010, by and between CGI Group Inc. and Stanley, Inc, incorporated herein by reference to the Schedule TO-T filed by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation on May 20, 2010.

(g)	Not applicable.

(h)	Not applicable.